SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

AdCare Health Systems, Inc.

(Name of Subject Company)

AdCare Health Systems, Inc.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number of Class of Securities)

Boyd P. Gentry

President and Chief Executive Officer

AdCare Health Systems, Inc.

1145 Hembree Road

Roswell, GA 30076

(678) 869-5116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Lori A. Gelchion, Esq.

Rogers & Hardin LLP

2700 International Tower

229 Peachtree Street, N.E.

Atlanta, Georgia 30303

(404) 522-4700

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

Attached hereto is a press release of AdCare Health Systems, Inc. (“AdCare”), dated April 18, 2013, announcing, among other things, that Brogdon Family, LLC, an affiliate of Christopher Brogdon, AdCare’s Vice Chairman and beneficial owner of greater than 10% of the AdCare common stock, informed the AdCare Board of Directors on April 17, 2013 of its interest in commencing an unsolicited tender offer to acquire, at a price of $8.00 per share, such number of shares of AdCare common stock that would result in Mr. Brogdon beneficially owning at least 55%, but no more than 75%, of the outstanding shares of AdCare common stock. This press release has been posted on AdCare’s website at www.adcarehealth.com.

Board of Directors of AdCare Health Systems to Review
Unsolicited Tender Offer If and When Commenced

ATLANTA, GA—(April 18, 2013) - AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA), a leading long-term care provider, confirmed that Brogdon Family, LLC, an affiliate of Christopher Brogdon, AdCare’s Vice Chairman and beneficial owner of greater than 10% of the AdCare common stock, informed the AdCare Board of Directors on April 17, 2013 of its interest in commencing an unsolicited tender offer to acquire, at a price of $8.00 per share, such number of shares of AdCare common stock that would result in Mr. Brogdon beneficially owning at least 55%, but no more than 75%, of the outstanding shares of AdCare common stock (the “Tender Offer”).

If and when the Tender Offer is commenced, then, consistent with its fiduciary duties and as required by applicable law, the AdCare Board of Directors, in consultation with AdCare’s independent financial and legal advisors (i) will review the Tender Offer to determine the course of action that it believes is in the best interests of AdCare and its stockholders and (ii) will advise stockholders of its formal position regarding the Tender Offer within ten business days after its commencement by making available to stockholders and filing with the Securities and Exchange Commission (the “SEC”) a solicitation/recommendation statement on Schedule 14D-9.

About AdCare Health Systems

AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA) is a recognized provider of senior living and health care facility management. The Company owns and manages long-term care facilities and retirement communities, and since the Company’s inception in 1988, its mission has been to provide the highest quality of healthcare services to the elderly through its operating subsidiaries, including a broad range of skilled nursing and sub-acute care services. For more information about the Company, visit www.adcarehealth.com.

Additional Information

If the Tender Offer is commenced, then AdCare will file a solicitation/recommendation statement with the SEC.  INVESTORS AND ALL ADCARE SECURITY HOLDERS ARE URGED TO READ SUCH STATEMENT AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY ADCARE THROUGH THE WEBSITE MAINTAINED BY THE SEC AT http://www.sec.gov.

Forward-Looking Statements

This release contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are generally accompanied by words such as “anticipates,” “continues,” “expects,” “forecasts,” “outlook,” “believes,” “estimates,” “should” and “will” and words of similar effect that convey future meaning, concerning the Company’s operations, economic performance and management’s best judgment as to what may occur in the future. Future events involve risks and uncertainties that may cause actual results to differ materially from those we currently anticipate. The actual results for any fiscal period and other corporate developments will depend upon a number of regulatory, economic, competitive and other influences, including those factors discussed in the “Risk Factors” section and elsewhere in the Company’s reports and filings made from time to time with the SEC. Many of these risks and uncertainties are beyond the control of the Company, and any one of which, or a combination of which, could materially and adversely affect the results of the Company’s operations and its financial condition. We undertake no obligation to update information contained in this release.

Investor Contact:

Brett Maas, Managing Partner

Hayden IR, LLC

646-536-7331

brett@haydenir.com